SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Heat Biologics, Inc.

(Name of Issuer)

Common Stock, par value $0.0002 per share

(Title of Class of Securities)

42237K102

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

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CUSIP No. 42237K102	13G	Page 2 of 8

1	NAME OF REPORTING PERSONS FW Heat Investors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 453,763
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 453,763
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 453,763
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1%**
12	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

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CUSIP No. 42237K102	13G	Page 3 of 8

1	NAME OF REPORTING PERSONS FW Heat Genpar, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 453,763
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 453,763
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 453,763
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1%**
12	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

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CUSIP No. 42237K102	13G	Page 4 of 8

1	NAME OF REPORTING PERSONS Jay H. Hebert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 453,763
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 453,763
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 453,763
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1%**
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

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SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) relates to shares of Common Stock, par value $0.0002 (“Common Stock”), of Heat Biologics, Inc., a Delaware corporation (the “Issuer”), and is being filed on behalf of (i) FW Heat Investors, L.P. (the “Fund”), a Delaware limited partnership, (ii) FW Heat Genpar, LLC (the “General Partner”), a Delaware limited liability company, as the general partner to the Fund, and (iii) Jay H. Hebert, as the sole member of the General Partner (“Hebert” and, together with the Fund and the General Partner, the “Reporting Persons”). All 453,763 shares of Common Stock are held by the Fund.

Item 1(a)	Name of Issuer. Heat Biologics, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices. 100 Europa Drive
Chapel Hill, NC 27517

Item 2(a)	Name of Person Filing.

(1) FW Heat Investors, L.P. (2) FW Heat Genpar, LLC (3) Jay H. Hebert

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

For all Filers: 201 Main Street, Suite 3100 Fort Worth, Texas 76102

Item 2(c)	Citizenship or Place of Organization.

(1) FW Heat Investors, L.P. is a Delaware limited partnership. (2) FW Heat Genpar, LLC is a Delaware limited liability company. (3) Jay H. Hebert is a U.S. citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $0.0002 per share.

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Item 2(e)	CUSIP Number.

42237K102

Item 3	Reporting Person.

Not Applicable

Item 4	Ownership.

(a)    The Fund may be deemed the beneficial owner of 453,763 shares of Common Stock it holds. The General Partner and Hebert may be deemed the beneficial owner of 453,763 shares of Common Stock held by the Fund.

(b)    The Reporting Persons may be deemed the beneficial owners of 7.1% of the outstanding Common Shares. This percentage was determined by dividing 453,763 by 6,365,916, which is the number of shares of Common Stock issued and outstanding as of September 30, 2013, as reported in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 14, 2013.

(c)    The Fund has the sole power to vote and dispose of the 453,763 shares of Common Stock it holds directly. The General Partner and Hebert have the shared power to vote and dispose of the 453,763 shares of Common Stock held by the Fund.

Item 5	Ownership of Five Percent or Less of a Class. Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

Inapplicable

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Exhibits	Exhibit 99-1

Joint Filing Agreement among the Reporting Persons dated February 12, 2014.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2014

FW Heat Investors, L.P.

By: FW Heat Genpar, LLC, its general partner

By:	/s/ Jay H. Hebert
JAY H. HEBERT, Sole Member

FW Heat Genpar, LLC

By:	/s/ Jay H. Hebert
JAY H. HEBERT, Sole Member

/s/ Jay H. Hebert
Jay H. Hebert

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